July 19, 2010

Lauren Nguyen, Esq.
Attorney-Advisor
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	J.P. Morgan Chase Commercial Mortgage Securities Corp. Registration Statement on Form S-3 (File No. 333-165147) Filed on March 2, 2010 and amended on April 15, 2010

Dear Ms. Nguyen:

We are counsel to J.P. Morgan Chase Commercial Mortgage Securities Corp. (the “Registrant”) under the above-captioned registration statement (the “Registration Statement”).  We have reviewed your letter dated April 26, 2010 (the “Comment Letter”) transmitting comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) and have discussed the comments contained in the Comment Letter with various representatives of the Registrant.  Capitalized terms used herein without definition have the meanings given them in the base prospectus (the “Base Prospectus”) or form of prospectus supplement (the “Prospectus Supplement”) contained in Pre-Effective Amendment No. 2 to the Registration Statement (“Amendment No. 2”) submitted herewith.  Enclosed herewith are two courtesy copies of Amendment No. 2, one of which has been marked to show changes implemented in response to the requests of the Staff in the Comment Letter.

For your convenience, the Staff’s comments are repeated in italics below, followed by the Registrant’s responses.  References to page numbers in Amendment No. 2 are to the marked version.

PROSPECTUS SUPPLEMENT

1.
While we note your responses to prior comments 6 and 7, we reissue.  Please revise to acknowledge that you will provide the disclosure pursuant to Items 1117 and 1119 of Regulation AB in separately captioned sections.

The Registrant has added two sections to the Prospectus Supplement in response to the Staff’s comment.  In “Certain Affiliations, Relationships and Related Transactions

Frank Polverino   Tel  212 504 6820   Fax  212 504 6666    frank.polverino@cwt.com

Lauren Nguyen, Esq.
July 19, 2010

Involving Transaction Parties”, on page S-120 of the Prospectus Supplement, the Registrant will describe the affiliations and certain relationships and related transactions of the transaction parties referred to in Item 1119 of Regulation AB.  In “Legal Proceedings Pending Involving Transaction Parties”, on page S-120 of the Prospectus Supplement, the Registrant will describe any legal proceedings pending against the Sponsor, the Depositor or any of the other entities described in Item 1117 of Regulation AB that would be material to security holders.

Risk Factors - Limited Information Causes Uncertainty, page S-50

2.
We note your response to prior comment 9 and reissue.  As there are general underwriting guidelines that the underwriter/originator refers to in the underwriting process, exceptions to these guidelines appear ascertainable.  Please provide us an analysis explaining why the number of exceptions may not be ascertainable for a related shelf takedown and why the disclosure of exception loans is not material to an investment decision.

To the extent a mortgage loan is originated with one or more exceptions to underwriting criteria disclosed in the related prospectus supplement, and the Depositor concludes that such exception(s) would be material to investors in the related securities, such exception(s) to the disclosed underwriting criteria will be identified in such prospectus supplement.

BASE PROSPECTUS

Ability to Incur Other Borrowings Entails Risk, page 18

3.	We note your response to prior comment 13. Please tell us how you will provide updated information regarding the preferred equity that may be issued by borrowers under certain mortgage loans.

In connection with any issuance of preferred equity by a mortgagor of any mortgaged property that collateralizes securities offered pursuant to the Registration Statement, the Registrant will undertake to include in the related pooling and servicing agreement a requirement that the applicable servicer report to the trustee, for inclusion in the Form 10-D for the period in which the preferred equity is issued, certain information relating to such preferred equity that is actually issued and for which the applicable servicer has received notice or itself granted approval.

Lauren Nguyen, Esq.
July 19, 2010

If you have any questions concerning the foregoing, please contact the undersigned.

Very truly yours,

/s/ Frank Polverino

cc:  Bianca A. Russo, Esq.
cc:  Michael S. Gambro, Esq.